





Corporate Presentation

April 2021

TANZANIAN GOLD CORPORATION

Cautionary Note

Tanzanian Gold Corporation ("Tanzanian Gold" or the "Company"), has taken all reasonable care in producing and publishing information contained in this presentation. Tanzanian Gold does not warrant or make any representations regarding the use, validity, accuracy, completeness or reliability of any claims, statements or information in this presentation. The information is not a substitute for independent professional advice before making any inves tment decisions. Furthermore, you may not modify or reproduce in any form, electronic or otherwise any information in this presentation. Andrew M. Cheatle, P.Geo. is the Qualified Person as defined by the NI 43-101 who has reviewed and assumes responsibility for the technical content of this presentation. The disclosure contained in this presentation of a scientific or technical nature relating to the Company's Buckreef Project has been summarized or extracted from the technical report entitled The "National Instrument 43-101 Independent Technical Report, Updated Mineral Resource Estimate for the Buckreef Gold Mine Project, Tanzania, East Africa For Tanzanian Gold Corporation (TRX)" with an effecti ve date of May 15, 2020 (the "Effective Date"), and with an amendment date of June 8, 2020 (the "Technical Report"). The Technical Report was prepared by or under the supervision Mr. Wenceslaus Kutekwatekwa (Mining Engineer, Mining and Project Management Consultant) BSc Hons (Mining Eng.), MBA, FSAIMM, of Virimai Projects., and,Dr Frank Crundwell, MBA, PhD, a Consul ting Engineer. each of whom is an independent Qualified Person as such term is defined in NI 43-101. Certain references herein to information contained in the '2018 PFS' refers to information initially disclosed in the Company's June 26th, 2018 Amended National Instrument 43-101 Independent Technical Report Mineral Reserves Estimate and Pre-Feasibility Study on the Buckreef Gold Project, Tanzanian, East Africa. References to the '2018 PFS' are for convenience and clarity as to the original source of such information, however the Company notes that all information from the '2018 PFS' contained herein has been included in the Technical Report, which is the sole current technical report in respect of the Company's Buckreef project The information contained herein is subject to all of the assumptions, qualifications and procedures set out in the Technical Report and reference should be made to the full details of the Technical Report which has been filed with the applicable regulatory authorities and is available on the Company's profile at www.sedar.com

The Toronto Stock Exchange and NYSE American have not reviewed the information on our website and do not accept responsibility for the adequacy or accuracy of it.

Forward-Looking Statements

This presentation contains certain forward-looking statements as defined in the applicable securities laws. All statements, other than statements of historical facts, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "hopes", "intends", "estimated", "potential", "possible" and similar expressions, or statements that events, conditions or results "will", "may", "could" or "should" occur or be achieved. Forward-looking statements relate to future events or future performance and reflect Tanzanian Gold management's expectations or beliefs regarding future events and include, but are not limited to, statements with respect to the estimation of mineral reserves and resources, success of mining operations, the timing and amount of estimated future production, and capital expenditure.

Although Tanzanian Gold believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance. The actual achievements of Tanzanian Gold or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. These risks, uncertainties and factors include general business, legal, economic, competitive, political, regulatory and social uncertainties; actual results of exploration activities and economic evaluations; fluctuations in currency exchange rates; changes in costs; future prices of gold and other minerals; mining method, production profile and mine plan; delays in exploration, development and construction activities; changes in government legislation and regulation; the ability to obtain financing on acceptable terms and in a timely manner or at all; contests over title to properties; employee relations and shortages of skilled personnel and contractors; the speculative nature of, and the risks involved in, the exploration, development and mining business. These risks are set forth under Item 3.D in Tanzanian Gold's Form 20-F for the year ended August 31, 2020, as amended, as filed with the SEC.

The information contained in this presentation is as of the date of the presentation and Tanzanian Gold assumes not duty to update such information.

Note to U.S. Investors

US investors are advised that the mineral resource and mineral reserve estimated disclosed in this presentation have been calculated pursuant to Canadian standards which use terminology consistent with the requirements CRIRSCO reporting standards. For its fiscal year ending August 31, 2021, and thereafter, the Company will follow new SEC regulations which uses a CRIRSCO based template for mineral resources and mineral reserves, that includes definitions for inferred, indicated, and measured mineral resources.

Investment Proposition

Emerging Gold Producer with Substantial Growth Potential

Proven Mining Belt

- World-class assets located in Lake Victoria Greenstone Belt
- Adjacent to Anglogold Ashanti's Geita mine and Barrick's Bulyanhulu mine (which has recently restarted operations)

High Grade Mineral Resource

- M&I mineral resource of 35.88Mt @ 1.77 g/t for 2.04 Moz Au
- Ongoing drilling to expand and upgrade mineral resource
- Buckreef Main Zone open in all directions
- New discovery in Buckreef West Zone
- Exploration 'triangle' being developed

Permitted

- Special Mining License in place
- No major permits required to start production

ESG

- 45% Tanzanian Government interest held through STAMICO
- Strong relationships with government and local communities
- Partnership with reputable consultants
- Executive highly experienced in ESG, with credible track record

Experienced Management

- Senior team has significant proven global mining leadership
- On-site managers and Executives have significant experience in Africa

Attractive Valuation

- Attractive on P/ NAV and EV / Resource
- De-risking Buckreef project through oxide test plant
- Expanding oxide gold production targeting 15-20k ozs/year
- Feasibility Study of sulphides underway

Refreshed & Experienced Leadership

New Management Team

Stephen Mullowney – CEO
- Former Partner & Managing Director at PricewaterhouseCoopers LLP (PwC)
- Led PwC Canada's Deals Mining Group
- Vast experience in advising mining companies and Governments on financings, M&A, and stakeholder issues
- CA, CPA, CFA and BBA

Michael P. Leonard – CFO
- Distinguished career in the gold industry with broad, progressive experience in investor relations and corporate finance.
- 17+ years in financial leadership at Barrick
- Renowned for his knowledge of the gold industry, big picture outlook, and results oriented mindset
- Chartered Public Accountant

Andrew Cheatle – COO
- 30+ years of global mining experience
- Significant African and global mining experience as CEO, mine builder, transformative projects
- Recognized industry thought leader on ESG matters
- Currently Non-Executive Director of Condor Gold plc and Troilus Gold Corp.

Board of Directors

Shubo Rakhit – Director
- 30+ years as a leading corporate finance professional and respected strategist
- Past leadership roles at BofA Securities, KPMG Corporate Finance, and Echelon Wealth Partners
- Led over $80 bn of M&A transactions and over $100 bn of global capital markets issuances

Project Managers

Isaac Bisansaba – General Manager
- 20 years of experience in the gold mining industry
- Previous roles include Senior Resource Geologist at PanAust and Resource Evaluation Geologist at AngloGold Ashanti
- BS.Geo, Masters in Mining Engineering, Mineral Resources Evaluation

Gaston Mujwahuzi – General Manager
- 16+ years of experience in the gold mining industry
- Previous roles include Senior Metallurgist at Teranga and Plant Metallurgist at both Buzwagi (Barrick) and Geita (AngloGold Ashanti)
- BS, Mineral Processing Engineering

Partnership with Reputable Technical Consultants

SGS	Completing metallurgical test work for the sulphide component of Buckreef
TBD	Appointing reputable consultant to manage EPC of oxide plant and Feasibility Study of sulphide component

Capital Structure

Financial Snapshot[1]

Tickers	NYSE:TRX, TSX:TNX
Share Price (April 16, 2021)	US$0.53 (C$0.66)
52-Week Range	US$0.50-US$1.70 (C$0.63-C$2.13)
Basic Shares Outstanding	254.9 M
Options	7.4 M
Warrants	23.7 M
Market Capitalization (Basic)	US$134 M (C$168 M)
Cash	US$20 M (C$25 M)
Debt	-
Enterprise Value (Basic)	US$114 M (C$143 M)

Share Ownership



Management, Friends & Family, 15%
Institutions, 15%
Retail, 70%

Share Price and Volume (LTM)



$2.00
$1.50
$1.00
$0.50
$0.00
Price (US$/Share)
80.00
60.00
40.00
20.00
0.00
Volume (mm)
Apr-20
Jun-20
Aug-20
Oct-20
Dec-20
Feb-21
Apr-21
Volume
Price

[1] Balance Sheet Items as of April 16, 2021
Source: Capital IQ. Trading volume as of April 16, 2021.

NYSE:TRX/TSX:TNX
tangoldcorp.com

Superior Liquidity vs. Peer Group

TanGold Exhibits Significant Trading Volume

Trading Volume (millions)


7.34
2.32
0.94
0.72
0.81
0.95
0.74
0.49
0.46
0.61
0.37
0.28
0.30
0.25
0.17
0.19
0.13
0.24
Substantially Higher (~8x) That of its Next Closest Peer
Tanzanian Gold
Marathon
Sabina
Skeena
Orla
Ascot
Orezone
Bluestone
Rio2
LTM Trading Volume
YTD Trading Volume

Source: Capital IQ. Trading volume as of April 16, 2021.

Located in Prolific Lake Victoria Greenstone Belt

Lake Victoria Greenstone Belt: Home to World Class Mines, Including Geita (AngloGold - Ashanti) and Bulyanhulu (Barrick)



350,000 mE
375,000 mE
400,000 mE
425,000 mE
450,000 mE
475,000 mE
9,675,000 mN
9,650,000 mN
9,625,000 mN
9,600,000 mN
ANGLOGOLD ASHANTI
Geita
Nyamulilima
Nyanzaga
Kitongo
Busongerera Reef
TANZANIAN GOLD CORPORATION
Buckreef
Kasubuya
Sahabu
Matabe
Nyamutondo
Rwamagaza
Buziba
Mawemeru
Kakindu
Sabura
Chirorwe
Illika
Aureole
BARRICK
Bulyanhulu
Kakuragi Hill
Kabahelele
Ikina Reef
Tulawaka
Golden Ridge
Utambala
Nyamongo
Jubilee Reef
Nyakafuru
Kigosi
LEGEND
Mineral occurence
Gold Mines
SML 04/92 Boundary
BUCKREEF GOLD COMPANY LIMITED
BUCKREEF PROJECT
SML 04/92
AND
SURROUNDING AREAS
Kilometres

Buckreef Open Pit

Mining & Stripping Has Commenced – View to the South



February 3rd, 2021 - Buckreef Shear Zone Has Been Exposed

De-risking via Oxide Test Plant

Fully Permitted Oxide Plant Expansion to 40 tph (~1,000 tpd)


De-Risking

5 tph Test Plant

De-Risk Operations

- Start mining
- Plant production ramp-up
- Material handling
- Training employees
- Clay removal
- Grade control blending

Confirm Flowsheet

- Retention times, reagent consumption
- Grind-leach tests & grind media consumption
- Impact of aeration/oxidation
- Optimizing elution
- Electrowinning
- Smelting

Expanded Oxide Plant 15,000 – 20,000 Au/y

Buckreef Property

Potential Upgrade and Expansion of Resources & Reserves

Open for Expansion

- 1,200+ m of continuous mineralization at Buckreef
- Buckreef Main Zone open in all directions
- Buckreef West Zone open at depth and along strike

New Opportunities

- Several surface targets for possible additional oxide mineral resources
- Multiple exploration targets on property

Increase M&I

- Targeting Inferred MR, Exploration Targets and new discoveries



388000
390000
392000
394000
396000
9660000
9658000
9656000
N
Northeast Extension
Main Zone
South Zone
Buckreef Head Shaft
Scale 1:7,500
0 250 500 1,000 m
BUCKREEF GOLD COMPANY LIMITED
BUCKREEF GOLD MINE
AERIAL IMAGE MAP
Gleam

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Buckreef Main Zone with 2108 PFS Pit Shell

Significant Potential to Upgrade Resources & Reserves (incl. Underground)


S
N
Open
Open
Open
Open
BMRCD308: 50.0 m @ 1.8 g/t
Assays
0.00 <= Au < 0.10
0.10 <= Au < 0.40
0.40 <= Au < 1.00
1.00 <= Au < 3.00
3.00 <= Au < 5.00
5.00 <= Au < 5000.00
50 m


Near-surface
Mid-elevation Hole BMRCD308
Figure 14.1: Hard boundary illustrations

Open at Depth, to the Northeast and South

Buckreef West

Open at Depth and Along Strike

Introducing Buckreef West - Potential Upgrade and Expansion of Resources



BWDD027;
2m@6.02g/t from 10m
BWDD025;
4m@1.52g/t from 31m
BWDD023;
5m@1.038g/t from 17m,
1m@1.545g/t from 27m,
7m@0.56g/t from 37m.
BWDD026;
3m@0.86g/t from 67m
BWDD022;
2m@0.92g/t from 9m
6.3m@2.99g/t from 41m
BWDD031;
2.5m@7.29g/t from 46.05m,
0.5m@3.14g/t from 96.32m,
0.52m@4.46g/t from 106.68m
BWDD021;
1.2m@3.96g/t from 55
BWDD030;
3.14m@3.09g/t from 44.1m
2m@2.36g/t from 45m
BWDD018;
7m @2.03g/t from 44m
BWDD019;
1.5m@0.23g/t from 72.5m
390,250 mE
390,500 mE
390,750 mE
391,000 mE
391,250 mE
391,500 mE
391,750 mE
392,000 mE
392,250 mE
9,658,750 mN
9,658,500 mN
9,658,250 mN
9,658,000 mN
9,657,750 mN
9,657,500 mN
N
W
E
S
Buckreef intercept by Au_ppm
3 to 62
2 to 3
1 to 2
0.6 to 1
0.3 to 0.6
0 to 0.3
BUCKREEF GOLD COMPANY LIMITED
Date:13/4/2021
Author:
Drawing: Joyce M
Scale: 1:6000
BUCKREEF PROJECT
MAIN ZONE & BUCKREEF WEST
INTERCEPT
Projection: UTM Zone 36, Southern Hemisphere (Arc 1960)
0 50 100 200
metres

Significant Drill Density in Main Zone, Buckreef West Just Starting

Sulphide Mine Feasibility Study has Started

2018 PFS Summary (USD$1,300 oz. Au)

Description	Amount
Mineral Reserves (Proven+Probable)	19,202 Mt
In situ Grade	1.54 g/t
Waste in Pit Shell	181 Mt
Mine Dilution	5%
Stripping ratio	9.54
Annual Ore Milling	1,497 Mtpa
Year 1-2	0.486 Mtpa
Year 3-4	0.972 Mtpa
Year 4-16	1,497 Mtpa
Life of Mine Years	16
Average Gold production p.a.	51,000 ozs
Total Gold Production (LoM)	822,000 ozs
Start-up Capital Plant etc.	USD$76.50 M
Sustaining Capital Costs	USD$22.95 M
Average LoM Cash Costs	USD$735 oz
After Tax NPV @ 5% pa / USD$1,300 oz	USD$130.96 M
After Tax IRR / USD$1,300 oz	74%

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Feasibility Work Started: Metallurgical Work and Site Layout

Positive Initial Met Test Results

- Three diamond drill core samples taken from Buckreef deposit, the following intercepts and gold recovery rates were observed:
  - MCO1: 0.54 g/t over 78.88m – 94.1%
  - **MC02: 19.4 g/t over 27.99m – 95.4%**
  - MC03: 1.71 g/t over 52.53m – 85.3%

Standard Sulphide Flowsheet

- SGS has recommended the following sulphide flowsheet:
  - i. Crush / Grind
  - ii. Flotation
  - iii. Regrind rougher concentrate and cyanidation at site
  - iv. Cyanidation of the flotation tailing

Work to Start Shortly

- Variability testing for years 1-7
- Preliminary site layout finalization
- Geotechnical and groundwater work
- Infill drill program
- Evaluate tailing characteristics for dry stack tailings solution

Significant Opportunity to Expand the Scope and Size of the Sulphide Feasibility Study Relative to the 2018 PFS

Resembles Other African Operations

Buckreef similar to Wahgnion, Buzwagi and Geita

	Deposit Type	Mining/Recovery Methods	M&I Resource (Gold)	M&I Grade (Gold)	Stripping Ratio	Annual Production (Gold)
TANZANIAN GOLD CORPORATION — Buckreef	Shear zone hosted deposit in mafic basalts/dolerites within greenstone belt	Mining: Open pit Recovery: Crush/Grind/Float/Cyanidation[1]	2.04 Moz	1.77 g/t	TBD[2]	TBD[3]
ENDEAVOUR MINING — Wahgnion[4]	Hematite/quartz-carbonate/pyrite hosted deposit within greenstone belt	Mining: Open pit Recovery: Crush/Grind/Gravity/CIL	2.44 Moz	1.51 g/t	8.3	114 k oz
BARRICK — Buzwagi	Shear zone hosted quartz deposit in porphyritic granite within greenstone belt	Mining: Open pit Recovery: Crush/Grind/Gravity/Float/CIL	4.09 Moz[5]	1.53 g/t[5]	-	150+ k oz[6]
ANGLOGOLDASHANTI — Geita	Shear zone hosted deposit in banded iron formation within greenstone belt	Mining: Open pit and Underground Recovery: Crush/Grind/Gravity/CIL	14.00 Moz[7]	3.99 g/t[7]	-	490+ k oz[8] OP 450+ k oz[9]

1. Buckreef recovery methods based on preliminary metallurgical results released on February 25, 2021.
2. Goal will be to reduce the strip ratio vs.2018 PFS
3. Sulphide Feasibility Study goal is to significantly increase production profile and scale of operation vs. 2018 PFS
4. Wahgnion details from the Technical Report dated July 31, 2019, including targeted average production of 114 k oz per year.
5. Buzwagi M&I Resources and Grade as of December 31, 2009 (when production commenced) and presented on 100% basis.
6. Average production at Buzwagi between 2010-2020 exceeded 150 k oz per year.
7. Geita M&I Resources and Grade as of December 31, 2002 and presented on 100% basis.
8. Average annual production at Geita between 2001-2020. Geita commenced production in June 2000.
9. Average annual production at Geita between 2001-2015 when Geita was solely open pit operation.

New Management De-risking Buckreef

New Management Achievements in First 100 Days

1 Completed Initial Metallurgical Tests

- SGS has recommended standard flowsheet of crush/grind/flotation/cyanidation to recover the gold in sulphides

2 Partnership with Reputable Technical Consultant for Project Development

- Appointing reputable consultant to manage EPC of oxide plant and Feasibility Study of gold in sulphides
- SGS leading metallurgical tests for Feasibility Study and will finalize flowsheet to recover gold in sulphides
- Partnership with industry leading consultants, such as SGS, bolster confidence in the technical aspects of Buckreef

3 Financing Completed & Repaid Outstanding Historical Obligations

- Successfully closed direct offering of US$21.4 mm in February 2021
- Retired USD$7.0 M of convertible debt provided by YA II PN and Riverfort
- Paid all outstanding license fees

4 Cleaning up Balance Sheet

- TanGold is now debt free and net working capital positive
- Reduce related party transactions

5 Onboarded Experienced Project Managers

- Appointment of Isaac Bisansaba (Co-Acting GM) and Gaston Mujwahuzi (Co-Acting GM) enhances TanGold's on-the-ground technical expertise and leadership

6 Expanding Relationship with Tanzania and the Local Community

- Working with STAMICO (Government of Tanzania) to advance Buckreef and modernize JV
- Reduce project footprint and establish reputation as responsible mined by using dry stack tailings
- Robust CSR program development underway
- Kaseme Secondary School 300 desk donation made in February 2021

New Management De-risking Buckreef

Continued Execution on Business Plan – Next 100 Days

1 Oxide Test Plant Expansion

- Complete economic feasibility and required regulations to expand 5tph test plant to 15 tph test plant, which would operate concurrently with expansion of oxide operations to 40 tph
- De-risk larger operation and generate sufficient cash flow to sustain plant operation through test phase

2 Expansion of 40tph Oxide Operations

- Evaluating proposals received from prospective EPC and 'owner's engineer' service providers for the 40 tph oxide plant (bids received April 16th, 2021)
- Appoint owner manager and EPC contractor for 40 tph oxide plant
- Continue land compensation process
- Confirm pre-production timeline and target first production (current target Q1-Q2 of calendar 2022)
- Finalize pre-production capital cost estimate, NPV, IRR for oxide plant expansion

3 Continue Discussions on Long-Term Financing Alternatives

- Continue discussions with bank, mine finance and other financial institutions to evaluate financing alternatives for short, medium and long-term capital requirements
- All financing options are assessed to ensure optimal capital structure and shareholder value

4 Advance Feasibility Study

- Move metallurgical testing to variability testing of the first 5-7 years of production
- Evaluate tailing characteristics for dry stack tailings solution
- Confirm long-term site layout (oxide and sulphide operations) and commence geotechnical and groundwater work
- Confirm timetable and budgets
- Goal is to develop a much larger scale project than presented in 2018 PFS

5 Progress Geological Analysis and Exploration Potential

- Continued analysis of Inferred mineral resources and prospective exploration targets
- Evaluating advanced exploration and grassroots exploration through to conceptual targets
- Progressing Buckreef WestZone and other targets

Undervalued vs. Peers

Trading at Discount to Peer Group on both P/NAV and EV/M&I multiples

P/NAV



Peer Average: 0.50x
0.25x
0.35x
0.41x
0.43x
0.47x
0.49x
0.60x
0.68x
0.80x
Bluestone
Tanzanian Gold
Orezone
Rio2
Ascot
Sabina
Skeena
Marathon
Orla

EV/M&I



Peer Average: $77
$25
$43
$47
$61
$73
$81
$105
$123
$140
Rio2
Bluestone
Orezone
Tanzanian Gold
Orla
Sabina
Skeena
Marathon
Ascot

Sources: Company filings, Capital IQ market date as of April 16, 2021 (Currency is USD).
Note: M&I refers to Gold Equivalent M&I Resources on 100% basis determined at spot metal prices as on April 16, 2021.

Significant Re-rate Potential

As Management Advances Buckreef, TanGold's Multiple Can Expand More Than 5X

Average EV / M&I


$378
~2x Higher
$218
~3x Higher
$61
Tanzanian Gold
Pre-commercial / Ramp-up1
Single Asset Producers2

Sources: Company filings, Capital IQ market date as of April 16, 2021 (Currency is USD).
Note: M&I refers to Gold Equivalent M&I Resources on 100% basis determined at spot metal prices as on April 16, 2021.
1. Pre-commercial / Ramp-up companies include Pure Gold and Victoria Gold.
2. Single Asset Producers include K92, Lundin Gold, Pretium, Roxgold, Shanta, and Torex,.

Buckreef Stands Out vs. Peers

Positioned in the Higher Grade Lower Cost Quadrant vs. Peers



Median M&I Gold Grade: 1.44 g/t
Median LOM AISC: $792/oz
LOM AISC (US$/oz)
$1,175
$1,075
$975
$875
$775
$675
$575
$475
$375
M&I Gold Grade (g/t)
-
0.25
0.50
0.75
1.00
1.25
1.50
1.75
2.00
2.25
2.50
2.75
≥3.00
Paracatu
Rosebel
Essakane
Siguiri
Buzwagi
Iduapriem
Sadiola
Masbate
Detour Lake
Tropicana
Otjikoto
RDM
Buckreef²
(2018 PFS Cash Costs/AISC, 2020 Measured Grade)
Tongon
Houndé
Aurizona
Agbaou
Haile
Fekola
Canadian Malartic
Akyem
Merian
Ity
Higher grade lower cost producers
Boungou³
Ada Tepe⁴

Buckreef initiatives to further decrease operating costs:

- Drilling to optimize grade
- Examine viability of steeper pit slopes (lower stripping ratio)
- Consider higher throughput for economies of scale

Notes: Assets selected are gold operations mining via Open pit and recovery via CIL/CIP and/or Flotation.
1. Asset bubble size is indicative of M&I resources (inclusive of reserves).
2. Buckreef is presented on the basis of measured gold ounces (2,010,780 oz) and grade (1.74 g/t) only.
3. Boungou's reported M&I gold grade is 3.57 g/t.
4. Ada Tepe's reported M&I gold grade is 4.04 g/t.
Sources: Company filings and Company estimates.

ESG: Key Focus







Environment

- Low carbon footprint by maximizing grid power and minimizing diesel usage
- All sites and suppliers to be certified by International Cyanide Management Code
- Dry stack tailing will minimize environmental risks

Social

- 45% ownership by Tanzania through STAMICO
- Granting land package access to artisanal miners
- Contribute to community development via gold royalties
- ~100% local workforce & committed to local procurement
- Developing major water system to provide communities access to clean water
- Donated 300 desks to Kaseme Secondary School
- Company Chair developed the Bulyanhulu Hospital, orphanage in Kabanga, and rebuilt the Mother Teresa School for the visually impaired in Dar Es Salaam

Governance

- Board & Management have extensive mining experience
- Audit and Compensation Committee comprised solely of Independent Directors
- Annual performance evaluation using the GRI Sustainability Reporting Standards
- Zero tolerance for corruption

Safety is Our Top Priority

TanGold had Zero Lost Time Injuries, Zero Medical Aid Incidents, and Zero COVID-19 Cases in Q2/21



- Daily COVID-19 briefing
- Formation of a Health/COVID-19 team under Senior Health Officer
- Mandatory daily screening of all personnel and contractors
- Enhanced sanitization and hand washing facilities across the project site
- Preparedness and protocols in place for employees who exhibit COVID-19 symptoms
- Mandatory wearing of masks for all personnel and contractors
- Reduced seating density in common areas
- Emergency procedures and protocols in place with a nearby health facility and other regional facilities
- Finalizing financial support program to supplement Government measures

New Management is Now Accelerating Buckreef

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Expand Oxide Production, Complete Sulphide Feasibility Study & Continue Exploration



2011
Buckreef Acquisition
2014
M&I: 23.1 MT @ 1.52 g/t Au for 1.13 Moz
Inferred: 8.7 MT @ 1.34 g/t Au for 0.34 Moz
2018
PFS Completed – 51k oz per year at AISC of $763 over 16 year LOM
2020
• M&I: 35.88MT @ 1.77g/t for 2.0 Moz
• First Oxide Gold Pour
2021+
• Expand annual oxide production to 15 k – 20 k oz
• Commenced Feasibility Study of sulphides
• Develop and execute robust exploration plan



Investor Relations



TANZANIAN GOLD CORPORATION

Investor Relations Manager: Michael Martin

Email: m.martin@tangoldcorp.com | Phone: 1-860-248-0999 | Website: www.tangoldcorp.com

Buckreef Shear Zone Resources

M&I Mineral Resources for the Buckreef Shear Zone more than Doubled in 2020

NI 43-101 Resource Estimate for the Buckreef Shear Zone
(June 2020 - 0.4 g/t Au cut-off)[1]



M&I Gold Resources (mm oz)
2.50
2.00
1.50
1.00
0.50
0.00
1.97 g/t
1.53 g/t
1.54 g/t
1.77 g/t
2011
2014
2018
2020

NI 43-101 Compliant Resource Estimate for the Buckreef Shear Zone
(0.4 g/t Au cut-off)[2]

Category	Tonnes	Grade (g/t Au)	Contained (oz Au)
Measured	19,983,991	1.99	1,281,161
Indicated	15,894,585	1.48	755,119
M&I	35,888,576	1.77	2,036,280
Inferred	17,822,036	1.11	635,541

1. Assuming a 0.40 g/t Au cut-off grade, the current M&I resource is 35.9M tonnes at 1.77 g/t Au containing 2.04M oz Au
2. Prepared by independent technical advisor Virimai Investments (Pvt) Ltd. with an effective date of May 15, 2020 and an amended date of June 8, 2020. Notes and key assumptions are as follows:
   - Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability
   - All resources below 540mRL classified as inferred resources
   - Estimates over variable widths of 3m to 40m
   - Bulk Density ranges 2.0g/cm3 to 2.8g/cm3